UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 000-52607

Universal Biosensors, Inc.

(Exact name of registrant as specified in its charter)

Delaware	98-0424072
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Universal Biosensors, Inc. 1 Corporate Avenue, Rowville, 3178, Victoria Australia	Not Applicable
(Address of principal executive offices)	(Zip Code)

Telephone: +61 3 9213 9000

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This report has been prepared by management of Universal Biosensors (the “Company,” “we,” “us,” and “our”) to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule requires companies whose manufactured products contain minerals originating in the Democratic Republic of the Congo and the adjoining countries (collectively the “Covered Countries”) to publicly disclose information related to such use. The minerals currently subject to SEC’s disclosure requirements are columbite-tantalite (coltan), cassiterite, wolframite and gold, and their derivatives, including tin, tantalum and tungsten (collectively, the “Conflict Minerals”).

Company Overview

Universal Biosensors is a specialist medical diagnostics company focused on the development, manufacture and commercialization of a range of in vitro diagnostic tests for point-of-care use. In vitro diagnostic testing involves the testing of a body fluid or tissue sample outside the body. The diagnostic tests utilize a disposable test strip. The electrochemical cell in the test strip is designed to allow for greater accuracy while retaining other critical features including the ability to obtain results quickly using only a small finger prick sample of blood. The process for manufacturing the test strips is designed to be economical and capitalizes on the use of commercially available materials.

For the year ending December 31, 2018, we determined that quantities of a Conflict Mineral, specifically gold, is contained in our test strips. We seek to source components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.

Reasonable Country of Origin Inquiry

We obtain the gold we use in our test strips from a single supplier who provided us with information regarding its supply chain according to the standard Conflict Minerals Reporting Template designed by Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative. Upon careful review of the supplier’s responses, and all information that we have obtained regarding the supplier in the normal course of our business with the supplier, we determined that the gold used in our test strips did not originate in the Covered Countries.

Conflicts Minerals Disclosure

As required by Rule 13p-1, the Company is providing a copy of this Form SD on the Company’s website at http://www.universalbiosensors.com/Investor-Centre/Corporate-Governance.aspx. The information on this website is not incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

UNIVERSAL BIOSENSORS, INC. (Registrant)

Date: May 13, 2019	/s/ Salesh Balak
	By:	Salesh Balak
Principal Financial Officer